January 13, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Regarding: Letter Dated December 6, 2022

Form 10-K/A for the fiscal year ended December 31, 2021

McCoy Elkhorn Coal LLC, page 5

2. We note your property location descriptions in this section and elsewhere are described generally, such as within a county or near a city or town. Please amend your filing and describe your property locations more precisely, e.g. providing a bearing and distance from a prominent landmark. See Item 1303(b)(2)(ii)(A) of Regulation S-K.

Response: We agree with the comment and have revised our filing accordingly.

3. We have reviewed your filing and found your ownership interest description was not specified or quantified. Please amend your filing and describe the type and amounts of your property interests, such as leased or owned by acreage amounts. See Item 1303(b)(2)(ii)(B) and (D) of Regulation S-K.

Response: We agree with the comment and have revised our filing accordingly.

4. We note your filing does not include maps for your Perry County Resources LLC and ERC Mining properties as required by Item 1303(b)(1) of Regulation S-K. Please provide these maps in your amended filing.

Response: We agree with the comment and have revised our filing accordingly.

5. We note you have designated your Carnegie and E4-2 properties as material properties. Please amend your filing, locate these properties to within one mile, using a common coordinate system, such a latitude/longitude or section, township and range in your text, and provide appropriate maps. See Item 1304(b)(1)(i) of Regulation S-K.

Response: We agree with the comment and have revised our filing accordingly.

6. For your material properties, please modify your filing to provide a brief description of your mineral rights, leases or options with acreage, possession/termination provisions, and associated payments. See Items 1304(b)(1)(iii) of Regulation S-K.

Response: We agree with the comment and have revised our filing accordingly.

Regards,

Kirk P. Taylor, CPA

Chief Financial Officer

American Resources Corp